SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: For the period ending 30 June 2004

TELSTRA CORPORATION LIMITED

ACN 051 775 556

242 Exhibition Street
Melbourne Victoria 3000
Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INDEX

Statement from the Telstra Board of Directors
Cheaper prices send broadband numbers soaring
Telstra’s Superannuation Contribution Holiday to Continue
Telstra and PCCW resolve REACH debt with Lenders
Australian Government Finalises Telstra Superannuation Arrangements
Capital Management
Australian National Audit Office and Telstra reappoint Ernst and Young
Telstra Announces International Debt Investor Roadshow

3 June 2004	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street
SYDNEY NSW 2000	Telephone 03 9634 6400
Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Statement from the Telstra Board of Directors

The Telstra Board of Directors released the following statement today.

“The Audit Committee of the Telstra Board has conducted its review of the appointment of the advertising agency, George Patterson Bates. The review has confirmed that the arrangement with the agency was entered into in accordance with the delegated authority of management. The executives responsible for marketing and advertising have expressed the view that they are satisfied with the way the relationship is working and that the agency is delivering value to Telstra.”

Yours sincerely

Douglas Gration
 Company Secretary

Telstra Corporation Limited
ACN 051 775 556

11 June 2004	179/04

Cheaper prices send broadband numbers soaring

Telstra’s target to connect one million Australians to broadband will be reached six months sooner than expected, with recent discounts sparking a dramatic increase in demand.

“Telstra has signed its 750,000th broadband customer this week, following a 46 per cent surge in demand in just five months,” Mr Bruce Akhurst, Group Managing Director, Telstra Wholesale, Broadband & Media, said today.

“Telstra will beat its target of one million broadband customers by the end of next year. We are now on track to achieve that six months early, by the end of June 2005,” he said.

“By dropping broadband prices, Telstra set off an avalanche of customer demand. We have been setting and then breaking records ever since.”

Speaking at a luncheon for the Australia-Israel Chamber of Commerce in Melbourne, Mr Akhurst said the 750,000 broadband customers were divided in roughly equal numbers between BigPond and Telstra Wholesale.

“We have already upgraded more than 1,080 telephone exchanges so our customers can use their existing home phone line for broadband,” Mr Akhurst said.

“We have upgraded 24 telephone exchanges because local communities demonstrated sufficient demand on Telstra’s ADSL Demand Register, and another 24 are set to be broadband equipped in coming months as a result of this demand driven scheme.

Mr Akhurst told the lunch that Australia was about to experience a broadband revolution thanks to Telstra’s investment.

“Our investment in broadband strengthens the core network, makes content cheaper for consumers, and builds on our longstanding expertise in content and advertising.”

The overwhelming majority of Telstra Wholesale’s customers had agreed to new wholesale Broadband ADSL price deals, Mr Akhurst said.

Telstra Media Contact:
Rod Bruem (0438 288 010)

Telstra’s national media inquiry line is 13 1639 and the Telstra Newsroom is located at:
ABN 33 051 775 556

Telstra Corporation Limited
ABN 33 051 775 556

17 June, 2004	183/2004

Telstra’s Superannuation Contribution Holiday to Continue

Telstra today announced that its employer contribution holiday in relation to the Telstra Superannuation Scheme (TSS) will continue in 2004/05 because the fund remains in surplus and continues to perform well.

Based on an actuarial review of the TSS, as at 30 June 2003, the employer contribution holiday, which commenced in 1996, will continue during the 2004/05 financial year, subject to the continued good performance of the fund.

Telstra’s Chief Financial Officer, Mr John Stanhope, said the outcome of the actuarial review was good news for shareholders because, with the fund in surplus, Telstra did not have to inject money at this stage and could remain on an employer contribution holiday.

“The TSS fund remains in surplus and continues to perform at a pleasing level and we expect that this will continue in the coming financial year,” Mr Stanhope said.

The TSS remains fully funded, with assets in excess of liabilities.

As background, Telstra announced that the TSS superannuation fund was in surplus in 1996 and then again in 2000, which therefore meant that Telstra was on a ‘holiday’ from employer contributions to the fund. The next actuarial review needs to be completed by 30 June 2007.

The continuance of the superannuation contribution holiday is dependant on the performance of the fund and Telstra will continue to closely monitor the situation in light of the current financial market performance.

Media inquiries:
 Kerrina Lawrence
Manager Media
Relations (03) 9634 5611

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

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18 June, 2004	180/2004

Telstra and PCCW resolve REACH debt with Lenders

Telstra Corporation Limited and PCCW Limited have agreed with REACH’s banking syndicate to buy REACH’s US$1.2 billion term loan facility for US$311 million.

Telstra Chief Executive Officer, Dr Ziggy Switkowski, said the outcome was the best possible solution for all stakeholders given the challenges and competitive market environment facing the submarine cable industry.

“This agreement provides stability for Telstra customers seeking international carriage services and secures ongoing ownership of this core infrastructure so that Telstra has the capacity to meet its customers’ needs, particularly in the fast growing areas of data and broadband services while protecting these significant revenue streams into the future,” he said.

Under the deal, Telstra and PCCW will (jointly and equally) pay to the REACH banking syndicate US$311 million (Telstra component US$155.5 million) for a complete release of all of REACH’s obligations to the REACH banking syndicate.

Telstra and PCCW will also provide a US$50 million (Telstra component US$25 million) revolving working capital facility to REACH.

Telstra and PCCW will take security by way of charges over key REACH Group assets.

Dr Switkowski said the deal represented a good outcome for REACH and its shareholders and a recognition of the strategic value of the business. He said that Telstra and PCCW would continue to focus on making it fully competitive and earnings positive.

“Today’s announcement gives REACH the flexibility to run its business underpinned by shareholder support and a more viable capital structure. It has the scale to succeed,” he said.

He said REACH volumes have grown and its size now made it a major player in the region with valuable customer propositions across voice, internet and data. It had major hubs and extensive points of presence for both partners, which were more and more critical in a web-based, IP world and its services represented a core business and core infrastructure for Telstra in this new world.

Dr Switkowski also announced that Telstra’s management will recommend to the Telstra Board of Directors the write-off of the US$143 million capacity prepayment agreement with REACH in the completion of Telstra’s accounts for the year ended 30 June 2004.

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

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Telstra Chief Financial Officer, John Stanhope, said the constructive process undertaken with REACH’s bank syndicate had led to the correct outcome in today’s operating environment. He said Telstra’s funding would be financed through existing facilities.

“Our objective is for REACH to deliver an operating plan which demonstrates REACH can be self funding with a strong focus on earnings growth even if the tough conditions of its industry continue.

“We will continue to fine tune this core business and our commitment remains to provide continuity of service to our customers,” he said.

Media Inquiries:
Michael Grealy
Telstra Media Relations
Mobile: 0419 217 343

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

2

Telstra Corporation Limited
REACH Financial Restructure

Ziggy Switkowski - CEO

John Stanhope- CFO

June 2004

REACH – an investment in Telstra’s core business

•	Formed in February 2001 through the merger of Telstra and PCCW (HKTI) Global Wholesale Businesses

•	REACH represents a key extension of Telstra’s core business, providing:

– Voice, Internet and data connectivity services

– Major hubs and access to extensive points of presence

– The leading scale Asian global connectivity provider

•	Operations impacted by excess capacity and fierce price competition in the connectivity market leading to:

– Write-off of Telstra’s investment in REACH in December 2002

– REACH refinancing in April 2003

•	Sector difficulties would have impacted the internal Telstra Global Wholesale in any event

Key infrastructure and customer proposition, despite challenging operating conditions	Slide 2

Price Competition has been the main problem

Price erosion from competition and overcapacity have severely impacted industry profitability	Slide 3

Transaction Overview

Full and final settlement with the banking syndicate	Slide 4

Key Features of Financial Restructure

•	Telstra and PCCW remain 50/50 shareholders in REACH

•	Full and final settlement of all obligations to the banking syndicate

•	Telstra and PCCW make equal contributions of US$155.5 million (total US$311m) to buy REACH bank debt

•	Telstra and PCCW make equal contributions to a US$50m working capital facility to:

– Fund ongoing operational and capex requirements

– Interest capitalised at market rates

•	Recommend to the Board that the value of the capacity pre-purchase (CPP) US$143m be written-off

Ensuring the continued viability of REACH	Slide 5

The Benefits of Financial Restructure

•	REACH is core to Telstra’s business, providing the delivery of international products and services to Telstra customers

•	Under current circumstances the restructure is more cost effective than alternatives such as replacement/greenfields asset

•	Retaining REACH is key:

– Increased flexibility in operations

– Capturing benefits that would result from any industry recovery

– Ability to explore new partnering arrangements

Retain control of strategic asset and improves competitive position	Slide 6

Conclusion

•	REACH is an investment in Telstra’s core business

•	Enables REACH to compete more effectively

•	REACH business model under review

•	Telstra’s capital management programmes are unaffected by the financial restructure of REACH

Outlook remains challenging for REACH but capital management is unaffected	Slide 7

18th June 2004

Australian Government Finalises Telstra Superannuation Arrangements

The Australian Government has completed a $3,125 million payment to the Telstra Superannuation Scheme, which pays out the government’s superannuation liability in relation to Telstra employees who are members of the TSS.

The Government has also welcomed Parliamentary approval of a $1,433 million payment to the Australia Post Superannuation Scheme, which will be made in the 2004-05 financial year.

Determinations to give effect to these payments were tabled in Parliament on the 8th of March this year. The 30 day disallowance period has now expired, paving the way for payments to be made.

Finance Minister Senator Nick Minchin said the payments would result in a $4.7 billion reduction in the Government’s unfunded superannuation liability.

“These payments bring to an end a long standing and complex system of quarterly payments made to the Telstra and Australia Post superannuation schemes in respect of workers who were Australian Government employees before the businesses were corporatised in the early 1990’s,” Senator Minchin said.

“This was a significant piece of unfinished business left over from the corporatisation process undertaken by the Hawke Government.”

Since 1990, the Government has made quarterly payments totalling around $500 million each year to the TSS and APSS. The amounts of the payments were subject to periodic actuarial revaluations, exposing the taxpayer to risk.

The Government’s decision eliminates any future risk to taxpayers and provides greater certainty to the TSS, which has 70,000 members.

The single lump sum payment of $3,125 million represented the book value of the asset held in the account of the superannuation scheme.

Media contact: Jennifer Eddy 02 62777400

21 June 2004	Office of the Company Secretary

The Manager	Level 41
242 Exhibition Street
Company Announcements Office	MELBOURNE VIC 3000
Australian Stock Exchange	AUSTRALIA
10th Floor, 20 Bond Street	Telephone 03 9634 6400
SYDNEY NSW 2000	Facsimile 03 9632 3215

ELECTRONIC LODGEMENT

Dear Sir or Madam

Capital Management

In accordance with the listing rules, I attach a copy of a statement by Mr John Ralph, Chairman of the Board for release to the market.

The Chief Executive Officer’s and Chief Financial Officer’s briefing to analysts and media at 11.00am will be available as an audio webcast at: http://www.telstra.com.au/communications/calendar/calendarevent.cfm?ObjectID=481

Yours sincerely

Douglas Gration
Company Secretary

Telstra Corporation Limited ACN 051 775 556 ABN 33 051 775 556

Statement from Mr John Ralph, Chairman of the Board, Telstra Corporation on the matter of

CAPITAL MANAGEMENT

The Telstra Board of Directors has undertaken with management its review of the Company’s strategy as part of the annual budget and planning process. The operating strategy of Telstra has been reaffirmed and new capital settings have been established.

The Telstra strategy recognizes the shifts underway in communication technologies and the changing needs and increasing service expectations of users. Improving the quality of customer service is the key priority for Telstra over the planning period. Higher levels of customer satisfaction will lead to lower costs, higher market shares and improved financial returns.

Fixed network largely regulated voice products are being overtaken by wireless, high bandwidth internet, and emerging applications and content services in the claim on consumer spending and enterprise investment. Telstra will invest in new platforms and technologies while maintaining and optimizing the performance and returns from its existing networks and products. Investment will align with the growth drivers of wireless, broadband, IP telephony, web and managed services, and to support the commitment to continuous improvement in service delivery.

The Board and management agree that the Company’s focus should continue to be on Telstra’s existing Australian, New Zealand and Asian operations and upon global services to our multinational customers.

Telstra aims to drive cost and productivity improvements within its Six Sigma framework such that earnings per share and free cash flows continue to improve over the period of the next Strategic Plan.

The Company expects future cash flows from operations to remain robust. Accordingly, the Board has adopted the following capital management policies from the 04/05 year:

☐	The Board’s policy will be to declare ordinary dividends of around 80% of normal profits after tax.

☐	The Board expects to return $1.5 billion to shareholders each year for the next three years through special dividends and/or share buybacks, subject to maintaining the Board’s target balance sheet ratios.

The Board notes that after appropriate capital expenditures and the proposed capital returns to shareholders, the Company will have sufficient remaining balance sheet capacity to support well targeted acquisitions of moderate scale and which satisfy strict financial criteria.

21 June 2004

22 June, 2004	189 / 2004

National Audit Office and Telstra reappoint Ernst and Young

The Commonwealth Auditor General, acting through the Australian National Audit Office (ANAO), and Telstra are pleased to reappoint Ernst & Young as the auditors for Telstra Corporation Limited.

Legislation requires that the ANAO is Telstra’s auditor for Australian Corporations Act purposes. The ANAO will reappoint Ernst & Young as a sub-contractor to assist it with audit functions for Telstra Corporation and its controlled entities in Australia.

Telstra’s Audit Committee is responsible for the appointment of the auditor for US filing purposes and it has announced that it will also reappoint Ernst & Young for its US and other overseas auditing requirements.

Telstra Director Business and Finance Services, Mr Geoff Nicholson said: “The reappointment of Ernst & Young for both the ANAO contract in Australia and for Telstra’s overseas auditing contract will ensure a rigorous domestic and international approach to auditing Telstra’s accounts.

“Ernst & Young has demonstrated an excellent approach to operational risk reviews and has extensive telecommunications industry experience.

“Its reappointment is important for Telstra as the period will see the company’s transition to compliance with International Financial Reporting Standards and the key requirements of the United States’ Sarbanes-Oxley legislation,” he said.

The reappointment of Ernst & Young will be for an initial period of three years with an option to extend for up to a further two years.

Telstra Media Contact
Kerrina Lawrence
Telephone: 03 9634 5611
Mobile: 0419 352 313

Telstra’s national media inquiry line is 13 1639 and the Media Centre is located at:
www.telstra.com.au/communications/media

Telstra Corporation Limited
ABN 33 051 775 556

23 June 2004	194 / 2004

Telstra Announces International Debt Investor Roadshow

Telstra today announced plans to conduct an international debt investor roadshow in Europe from 2-6 July. This follows Telstra’s capital management announcement to the market on Monday, 21 June.

The roadshow is to prepare for a possible long-term borrowing of eight to 12 years of around Euro 500million ($A 850million equivalent).

The roadshow presentations, targeting key institutional investors in London, Paris and Frankfurt will be conducted by Telstra’s Chief Financial Officer, Mr John Stanhope, and Telstra’s Corporate Treasurer, Mr Cliff Davis.

Mr Stanhope said the proposed borrowing, which would be conducted under Telstra’s Global Debt Program, would mark the company’s return to the capital markets after an absence of about two years.

“This issue will relaunch Telstra in the international markets following the recent announcement of our medium term capital management program and enable the market to establish a clear price for Telstra’s debt under its new structure,” he said.

Mr Stanhope added that Telstra’s financial strategy and strong and stable single A+ (S&P) /A1 (Moody’s) / A+ (Fitch) rating positioned Telstra firmly in the upper tier of global telcos and appeared to have been well accepted and understood by investors locally and offshore.

Mr Stanhope stated that he was looking forward to meeting with Euro-market investors, who are one of Telstra’s key funding sources, and outlining the company’s financial and operating objectives.

The proceeds of the issue will be used for general corporate funding purposes and to refinance maturing long term debt.

Telstra has appointed BNP Paribas, JP Morgan and Deutsche Bank to arrange the roadshow and act as Joint Lead Managers of the proposed issue.

Telstra is Australia’s leading telecommunications service provider with long term ratings of ‘A+’ by Standard & Poor’s, ‘A1’ by Moody’s and ‘A+’ with stable outlook by Fitch.

Media Inquiries:
Kerrina Lawrence
Telstra Media Relations
Tel: (03) 9634 5611
Mobile: 0419 352 313

Telstra’s national media inquiry line is 13 1639 and Media Centre is located at:
www.telstra.com.au/communications/media

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELSTRA CORPORATION LIMITED

Name : Douglas Gration
Title:	Company Secretary

Date: 30 June 2004